EXHIBIT 99.12

Disclosure of Transactions in Own Shares

Paris, March 8, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 26, 2017 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI : 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from March 1, 2018 to March 7, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
01.03.2018	17,500	46.4961	813,682	BATE
01.03.2018	50,000	46.4866	2,324,330	CHIX
01.03.2018	32,500	46.4856	1,510,782	TRQX
01.03.2018	275,281	46.4316	12,781,737	XPAR
02.03.2018	19,055	45.7000	870,814	BATE
02.03.2018	69,647	45.6362	3,178,424	CHIX
02.03.2018	33,441	45.6956	1,528,107	TRQX
02.03.2018	290,295	45.5728	13,229,556	XPAR
05.03.2018	17,030	45.7201	778,613	BATE
05.03.2018	53,363	45.7175	2,439,622	CHIX
05.03.2018	31,305	45.7166	1,431,160	TRQX
05.03.2018	121,114	45.7144	5,536,657	XPAR
06.03.2018	8,500	46.2983	393,535	BATE
06.03.2018	29,000	46.2937	1,342,518	CHIX
06.03.2018	17,500	46.2996	810,243	TRQX
06.03.2018	64,194	46.2844	2,971,178	XPAR
07.03.2018	8,832	46.0179	406,430	BATE
07.03.2018	26,987	46.0230	1,242,023	CHIX
07.03.2018	17,876	46.0273	822,784	TRQX
07.03.2018	165,036	45.9795	7,588,273	XPAR

Total	1,348,456	45.9789	62,000,467

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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